

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2018

Giovanni Caforio
Chairman of the Board and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154

> **Re: Bristol-Myers Squibb Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 13, 2018**
> **Form10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed July 26, 2018**
> **File No. 001-01136**

Dear Mr. Caforio:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance